September 20, 2013

VIA EDGAR

Ms. Suzanne Hayes Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.W. Washington, D.C. 20549

Re:	Comment Letter Dated August 6, 2013
Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-13459

Dear Ms. Hayes:

Affiliated Managers Group, Inc. (the "Company") respectfully submits this letter in response to comments received during our discussion on September 3, 2013 relating to our response to your letter dated August 6, 2013.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Consolidated Financial Statements, page 48

Note 1. Business and Summary of Significant Accounting Policies, page 48

(k) Revenue Recognition, page 51

5. Comment: We note that asset-based advisory fees are based upon a percentage of the value of client assets managed. For payments to brokers and advisors related to the placement of these products, please revise your future filings to address the following:

•
Clearly address how the expenses paid are computed for the various products. Also, quantify the amount of distribution expense related to your AUM and explain how these amounts are reflected in your Statements of Income.

Ms. Suzanne Hayes
September 20, 2013

•
Explain whether the amounts involved are reported on a gross or net basis and how you considered the guidance of ASC 605-45 in terms of reporting the distribution expenses related to the placement of these products.

Response:

We report distribution related revenue gross of any related payments to third parties when Affiliates act as the principal in their role as primary obligor under the sales and distribution arrangements. Distribution related expenses (approximately $109 million in 2012) are classified as Selling, general and administrative expenses and are primarily calculated based on the value of managed client assets over time.

In the Business and Summary of Significant Accounting Polices section of our future Form 10-K filings, we will incorporate the following into our revenue recognition policy:

“The Company's Affiliates have contractual arrangements with third parties to provide certain distribution-related services. These third parties are primarily compensated based on the value of client assets over time. Distribution related revenues are presented gross of any related expenses when the Affiliate is the principal in its role as primary obligor under its sales and distribution arrangements. Distribution-related expenses are presented within Selling, general and administrative expenses.”

Note 6. Variable Interest Entities, page 59

Sponsored Investment Funds, page 59

7. Comment: Please revise your disclosure in future filings to provide a more detailed discussion regarding your process to determine whether to consolidate any of the Affiliates' investment funds. For those funds that are VIEs in accordance with ASC 810-10-15-14, explain the quantitative assessment you perform to determine whether you are the primary beneficiary. For those funds that you determined do not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you go through to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

Response:

In the Business and Summary of Significant Accounting Policies section of our future Form 10-K filings, we will update our principles of consolidation to more clearly differentiate between our investments in Affiliates and Affiliates' investments in sponsored products. With respect to Affiliates' investments in sponsored products, we will further describe our assessment of the primary beneficiary to the extent the entity is considered a VIE and our evaluation of limited partner rights to the extent the entity is considered a voting rights entity.

An example of the revised disclosure is as follows:

“The Company's Affiliates sponsor various investment vehicles where they also act as the investment advisor. Certain of these investment vehicles are variable interest entities (“VIEs”) while others are voting rights entities ("VREs").

Ms. Suzanne Hayes
September 20, 2013

VIEs are consolidated if the Affiliate is determined to be the primary beneficiary (i.e. if it absorbs a majority of the expected losses, or receives a majority of the expected residual returns). In determining whether the Affiliate is the primary beneficiary, both qualitative and quantitative factors (such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned and paid, related party ownership, guarantees and implied relationships) are considered.

VREs are consolidated if the Affiliate is the managing member or general partner of the investment vehicle unless unaffiliated investors have certain rights to remove the Affiliate from such role or have substantive participating rights.”

In addition, in Note 6 to our financial statements, an example of the revised disclosure is as follows (new text shown in bold):

“The Company's Affiliates act as the investment manager for certain investment funds that are considered variable interest entities ("VIEs"). Affiliates are entitled to receive management fees and may be eligible, under certain circumstances, to receive incentive fees. The Affiliates' exposure to risk in these entities is generally limited to any equity investment and any uncollected management or incentive fees, neither of which were material at December 31, 2012. The Affiliates do not have any investment performance guarantees to these VIEs.

The Affiliates are not the primary beneficiary of any of these VIEs as their involvement is limited to that of a service provider and their investment, if any, represents an insignificant interest in the fund's assets under management. Since the Affiliates' variable interests will not absorb the majority of the variability of the entity's net assets, these entities are not consolidated.”

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (617) 747-3303.

Sincerely,

/s/ Jay C. Horgen

Jay C. Horgen
Chief Financial Officer and Treasurer